Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

May 13, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Sonia Bednarowski

Re:	Nebula Parent Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 27, 2020
SEC Comment Letter dated May 8, 2020
File No. 333-237264

Dear Ms. Bednarowski:

This letter is submitted on behalf of Nebula Parent Corp. (the “Company”), Nebula Acquisition Corporation (“Nebula”) and Open Lending, LLC (“Open Lending”) in response to the comments of the staff of the Office of Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter to the Company, dated May 8, 2020, with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which includes changes in response to the Staff’s comments.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Amendment No. 1 to Form S-4

Prospectus Cover Page, page 1

1.

We note your response to comment 1. Please explain to us, and revise to include, a brief explanation of how the ratio of ParentCo’s common stock to Nebula Units and to each unit of Open Lending will be determined. Please also explain to us how those ratios relate to the amount of stock being registered. In this regard, we note the disclosure that ParentCo is expected to issue 121,937,500 shares but that 127,187,000 shares are being registered for the transaction. Please also explain how the amount of cash that will be exchanged for each unit of Open Lending will be determined.

The Company respectfully advises the Staff that, as described on pages 8 and 125 of Amendment No. 2, each share of Nebula Class A common stock and Nebula Class B common stock outstanding immediately prior to the First Effective Time (as defined in Amendment No. 2) will be exchanged for one share of ParentCo Common Stock.

United States Securities and Exchange Commission

Division of Corporation Finance

May 13, 2020

The Company further advises the Staff that, as described on pages 29 and 124 of Amendment No. 2, the aggregate number of shares of ParentCo Common Stock issuable to unit holders of Open Lending, or the Share Consideration, is based on a formula equal to the quotient of: (i) (A) $1,010,625,000 minus, (B) the Available Cash (as defined in Amendment No. 2 and described below), minus (C) the net proceeds of the Debt Financing (as defined in Amendment No. 2 and described below) received by Open Lending prior to the First Merger (as defined in Amendment No. 2); divided by (ii) $10.00.

The Company respectfully advises the Staff that, as described on pages 29, 123 and 124 of Amendment No. 2, the aggregate amount of cash issuable to unit holders of Open Lending, or the Cash Consideration, is based on a formula equal to (i) the Available Cash (as defined in Amendment No. 2 and described below), plus (ii) the aggregate amount of all cash held by Open Lending or any of its subsidiaries as of 8:00 a.m. Eastern Time on the business day after the last date that any Nebula stockholder may exercise its redemption rights (the “Reference Time”), plus (iii) the net proceeds of the Debt Financing (as defined in Amendment No. 2 and described below) received by Open Lending prior to the First Merger, minus (iv) any Company Transaction Expenses (as defined in Amendment No. 2) in excess of $10,000,000, minus (v) the aggregate amount of any dividend declared by Open Lending’s Board of Managers subsequent to the consummation of the Debt Financing (as defined in Amendment No. 2 and described below).

The Company notes that Available Cash is the amount equal to, as of the Reference Time: (i) the principal amount of immediately available funds contained in Nebula’s Trust Account available for release to Nebula, ParentCo and Open Lending as applicable, plus (ii) the net amount of immediately available funds held by Nebula pursuant to the Subscription Agreements (as defined in Amendment No. 2), minus (iii) $35,000,000, minus (iv) the NAC Expenses (as defined in Amendment No. 2) set forth on a certificate delivered by Nebula on the closing date, plus (v) the amount of cash as of the Reference Time held by Nebula without restriction outside of the Trust Account and any interest earned on the amount of cash held inside the Trust Account.

The Company further notes that the Debt Financing is the incurrence by Open Lending and/or its subsidiaries of up to $200,000,000 senior secured credit facilities from a syndicate of financial institutions of which $135,000,000 has been used to finance distributions to Open Lending’s equity investors and $25,000,000 is held in reserve.

The Company further notes that neither the Share Consideration nor the Cash Consideration is ascertainable until the Reference Time because both calculations depend on amounts that cannot be determined until the reference time (e.g., the principal amount of immediately available funds contained in Nebula’s Trust Account available for release to Nebula, which depends on the number of holders of Nebula Class A common stock who exercise their redemption rights).

The Company also notes that the number of shares of ParentCo Common Stock to be issued in the transaction to Open Lending unit holders increases as the Available Cash decreases by the ratio of one share of ParentCo Common Stock for every ten dollars of Available Cash.

The Company respectfully advises the Staff that the Company is registering 127,187,000 shares of ParentCo Common Stock when we expect to issue 96,937,500 shares of ParentCo Common Stock to provide a cushion in the event that more holders of Nebula’s Class A common stock than we expect exercise their redemption rights.

In response to the Staff’s comment, the Company has added a cross reference to the prospectus cover page to the sections of Amendment No. 2 that describe the formulas for the ParentCo Common Stock and cash issuable to unit holders of Open Lending.

United States Securities and Exchange Commission

Division of Corporation Finance

May 13, 2020

Questions and Answers About the Business Combination

Questions and Answers About the Special Meeting of Nebula’s Stockholders and the Related Proposals

Are any of the proposal conditioned on one another?, page 8

2.

We note your revised disclosure on page 8 in response to comment 20. Please revise to clarify on pages 8, 142 and throughout which proposals require the approval of the Business Combination Proposal and the Business Combination in order to be effective. In this regard, we note your disclosure on page 140 that “[a]ssuming the Business Combination Proposal, the Nasdaq Proposal and the 2020 Plan Proposal are approved, Nebula’s stockholders are also being asked to approve the amendments to Nebula’s Amended and Restated Certificate of Incorporation that will be effected in the Amended and Restated Certificate of Incorporation of ParentCo” and your disclosure on page 144 that the 2020 Plan will not become effective until the Closing. In addition, please add an annex that includes the 2020 Plan in its entirety and file it as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 and throughout Amendment No. 2 to clarify that each of the Charter Amendment Proposals, Nasdaq Proposal and 2020 Plan Proposal are conditioned on the approval of the Business Combination Proposal.

Summary of the Proxy Statement Prospectus

Parties to the Business Combination

Open Lending, page 26

3.

We note your response to comment 5. Please reconcile your disclosure on page 26 that Open Lending currently caters to over 320 active automotive lenders with your revised disclosure on page 168 that Open Lending currently caters to over 298 active automotive lenders.

In response to the Staff’s comment, the Company has revised the disclosure on page 27 and elsewhere in Amendment No. 2 to clarify that the Company currently caters to 298 active automotive lenders.

The Business Combination

Consideration to be Received in the Business Combination, page 28

4.

We note your disclosure on page 28 and throughout that the Debt Financing is the incurrence by Open Lending and/or its subsidiaries of up to of up to $200,000,000 senior secured credit facilities from a syndicate of financial institutions. However, the definition of Debt Financing in Article X of the Business Combination Agreement states that it is the incurrence by Open Lending and/or its subsidiaries of up to $225,000,000 senior secured credit facilities from a syndicate of financial institutions. Please revise for consistency and clarity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 29 of Amendment No. 2 to clarify that, while the Business Combination Agreement provides the Company with the flexibility to incur an amount of up to $225,000,000 in senior secured credit facilities (pursuant to the definition of Debt Financing), this amount is merely the maximum amount the Company may incur under the Business Combination Agreement. As of the date of Amendment No. 2, the Company has incurred $170,000,000 in debt through such senior secured credit facilities, and while it may attempt to incur an additional $30,000,000 (up to $200,000,000 in the aggregate), the Company is not required to, and does not plan to, incur the full $225,000,000 it is permitted to incur under the Business Combination Agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

May 13, 2020

Risk Factors

Risks Related to Our Organizational Structure

The Combined Company’s amended and restated bylaws designate specific courts, page 73

5.

We note that you have added a forum selection provision in Section 8 of your amended and restated bylaws that identifies the United States District Court for the Western District of Texas as the exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. Also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 2 to clarify that there is uncertainty as to whether a court would enforce the forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Business Combination

The Background of the Business Combination, page 105

6.

We note your revised disclosure on page 106 that the management team of Open Lending was always expected to continue to manage the combined company. Please also address negotiations regarding the board composition following the merger.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Amendment No. 2 to address negotiations regarding the board composition of the combined company.

Certain Material U.S. Federal Income Tax Considerations, page 132

7.

We note your response to comment 13. Please revise this section to clarify that it addresses all material U.S. Federal Income Tax Considerations. Also, as it appears your Exhibit 8.1 opinion is a “short form” opinion, both the “short form” and the tax disclosure in the prospectus should clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel, with the prospectus clearly identifying each material tax consequence being opined upon. Refer generally to Staff Legal Bulletin No. 19, available on our website. As such, please provide a tax opinion for your statement that the exchange of Nebula Common Stock for shares of ParentCo Common Stock pursuant to the Business Combination will be treated as a tax deferred transaction under Section 351 of the Code for U.S. federal income tax purposes, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 140 of Amendment No. 2 to clarify that the section addresses all material U.S. Federal Income Tax Considerations and address treatment of the exchange as a tax deferred transaction under Section 351 of the Code for the U.S. federal income tax purposes.

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United States Securities and Exchange Commission

Division of Corporation Finance

May 13, 2020

Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding Amendment No. 2 or the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz Greenberg Traurig, LLP
cc:	J. Nolan McWilliams

William Schroeder

John Spitz

Adam Clammer